October 2, 2018


Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

       Re:    Benefit Street Partners Realty Trust, Inc.
              Schedule TO-T filed on September 25, 2018
              Filed by Comrit Investments 1, LP
              File No. 5-89905

Dear Mr. Sapir:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Section 2. Acceptance for Payment and Payment for Shares; Proration, page 8

   1. You state that you will pay for shares tendered "upon confirmation from the Corporation or its transfer agent that the Shares have been transferred to the Purchaser." Disclose how long you expect this to take, and how you will comply with your obligation under
      Rule 14e-1(c) to promptly pay for tendered Shares.

Section 4. Withdrawal Rights, page 10

   2. Given the language quoted in our first comment above, revise to disclose that tendering shareholders also have the right to withdraw tendered Shares not accepted for payment by
 Amos W. Barclay , Esq.
Holland & Hart LLP
October 2, 2018
Page 2


       the 60th day after commencement of this Offer (provide a date). See Exchange Act
       Section 14(d)(5).
Section 10. Certain Information Concerning the Purchaser, page 12

      3. Provide the disclosure required by Item 1009(a) of Regulation M-A for Plotkin Financial
         Advisors, LLC.

Section 12. Conditions of the Offer, page 13

      4. Revise the disclosure in the first paragraph on page 14 ("may be asserted by the
         Purchaser or may be waived by the Purchaser at any time and from time to time ...") to avoid the implication that Purchasers can avoid taking action on any Offer condition when "triggered" by failing to assert it.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions



cc:      Amos W. Barclay, Esq. (via email)